

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

<u>Via E-mail</u>
Michael J. Covey
Chairman of the Board, President and Chief Executive Officer
Potlatch Corporation
West 1ˢᵗ Ave., Suite 1600
Spokane, Washington 99201

> **Re: Potlatch Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-32729**

Dear Mr. Covey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Lorrie D. Scott
       Vice President, General Counsel & Corporation Secretary